09055951

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER 8-
8- 38588

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wells Fargo Investments, LLC

Official Use Only

FIRM ID. NO.

RECD S.E.C.
MAR 2 2009
503

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

420 Montgomery Street
(No. and Street)

San Francisco (City) California (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laurie Ohotto 612-336-8226
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

4200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, MN 55402
(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KY 3/11

AB 3/20

OATH OR AFFIRMATION

I, Laurie Ohotto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wells Fargo Investments, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

Laurie Ohotto

Name: Laurie Ohotto
Title: Controller

Susan Kay Olson

Notary Public

SUSAN KAY OLSON
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2010

This report ** contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
	(c)	**Statement of Income**
	(d)	**Statement of Cash Flows**
	(e)	**Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital**
	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
	(g)	**Computation of Net Capital**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report**
	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**

Note: The table of contents was incorporated within the audited financial statements.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

WELLS FARGO INVESTMENTS, LLC

Table of Contents

	Page
Independent Auditors' Report	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Governors and Member
Wells Fargo Investments, LLC:

We have audited the accompanying statement of financial condition of Wells Fargo Investments, LLC (the Company), a wholly owned subsidiary of Wells Fargo Investment Group, Inc. whose ultimate parent is Wells Fargo & Company, as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wells Fargo Investments, LLC as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 25, 2009

WELLS FARGO INVESTMENTS, LLC

Statement of Financial Condition

December 31, 2008

(In thousands)

Assets

Cash and cash equivalents (note 11)	$	212,462
Cash and market value of securities required to be segregated under federal or other regulations (note 3)		313,210
Deposits with clearing organizations		16,873
Receivables:		
Brokers, dealers, and clearing organizations (note 4)		37,016
Customers, net of allowance of $394		300,217
Securities received as collateral (notes 2g and 11)		28,483
Securities borrowed		29,168
Securities owned, at fair value (notes 5 and 11)		16,109
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $15,078		733
Due from affiliates		6,903
Goodwill		153,290
Other assets (note 2f)		101,005
Total assets	$	1,215,469

Liabilities and Member's Equity

Liabilities:		
Payables:		
Brokers, dealers, and clearing organizations (note 4)	$	20,830
Customers		405,327
Checks and drafts		60,473
Obligation to return securities received as collateral (notes 2g and 11)		28,483
Securities loaned		29,973
Securities sold, not yet purchased, at fair value (notes 5 and 11)		89
Due to affiliates		19,298
Accrued compensation and related benefits		37,537
Other liabilities and accrued expenses		17,343
		619,353
Commitments and contingencies (note 8)		
Liabilities subordinated to claims of general creditors (note 6)		120,000
Total liabilities		739,353
Member's equity		476,116
Total liabilities and member's equity	$	1,215,469

See accompanying notes to statement of financial condition.

(1) Organization and Nature of Operations

Wells Fargo Investments, LLC (WFI) is a wholly owned subsidiary of Wells Fargo Investment Group, Inc. (WFIG) whose ultimate parent is Wells Fargo & Company (WFC). WFI's primary activities are securities brokerage and related investment services that include full service brokerage to retail clients, investment research, principal trading, correspondent clearing, and distribution of corporate securities. WFI is registered with the Securities and Exchange Commission (the SEC) as a broker/dealer and is a member of the Financial Industry Regulatory Authority (FINRA). WFI has retail offices located throughout the United States.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and highly liquid investments with an original maturity of three months or less. Cash and cash equivalents exclude amounts segregated under federal or other regulations. Cash equivalents are part of the cash management activities of WFI.

(b) Fair Value of Financial Instruments

Securities owned and securities sold, not yet purchased are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In accordance with Statement of Financial Accounting Standards No. 157 *Fair Value Measurements* (SFAS 157), WFI categorizes its assets and liabilities that are accounted for at fair value in the statement of financial condition into a fair value hierarchy as defined by SFAS 157. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities. See note 11 for further information about the fair value hierarchy and WFI assets and liabilities that are accounted for at fair value.

(c) Receivable from and Payable to Brokers/Dealers

Amounts receivable from and payable to brokers/dealers consist primarily of the contract value of securities which have not been delivered or received as of the date of the statement of financial condition.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

(d) Receivable from and Payable to Customers

Amounts receivable from and payable to customers arise from normal securities margin and cash transactions. Securities owned by customers and either held as collateral for these transactions or held in safekeeping are not reflected in the statement of financial condition. Management considers the receivables adequately collateralized.

(e) Furniture, Equipment, and Leasehold Improvements

Furniture and equipment are stated at cost less accumulated depreciation, and are depreciated using the straight-line method over the estimated useful life of the asset, generally three to five years. Leasehold improvements are amortized using the straight-line method over the lesser of the respective lease term or the estimated life of the improvement.

(f) Other Assets

Included in other assets are forgivable loans made to investment executives and other revenue-producing employees, typically in connection with their recruitment. These loans are forgivable based on continued employment and are amortized over the life of the loan, which is generally three to seven years, using the straight-line method. At December 31, 2008, the outstanding balance of forgivable loans was $71,042.

In conjunction with these loans, management estimates an allowance for loan losses. This allowance is established for situations where loan recipients leave WFI prior to full forgiveness of their loan balance and WFI is subsequently not able to recover the remaining balances. WFI determines the adequacy of the allowance based upon an evaluation of the loan portfolio, including the collectibility of unforgiven balances of departed employees and other pertinent factors.

(g) Securities Lending Activities

Securities borrowed and securities loaned are financing arrangements recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require WFI to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, WFI receives cash or other collateral in an amount generally in excess of the market value of securities loaned. WFI monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. When WFI acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes on the statement of financial condition the securities received as well as an obligation to return the securities. Accordingly, WFI's statement of financial condition separately reflects these assets and liabilities. At December 31, 2008, WFI has received collateral under securities lending agreements that it is permitted by contract or custom to sell or repledge of $28,483. Of this amount, $24,481 has been sold or repledged.

(h) Income Taxes

WFI is a wholly owned limited liability company and does not file its own income tax returns. Instead, the results of operations are included in the income tax returns of its parent, WFIG. WFI does not pay income taxes to its parent, does not have a tax sharing agreement with its parent, and management does not have the intention of changing these facts. Thus, WFI has many attributes of a pass-through entity and income taxes are not presented in its statement of financial condition. Due to the lack of a tax sharing agreement, provisions associated with uncertain tax positions as defined in FASB Interpretation No. 48 *Accounting for Uncertainty in Income Taxes* (FIN 48) are not applicable.

(Continued)

(In thousands)

(i) ***Goodwill***

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations under the purchase method of accounting. Under Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, all goodwill amortization was discontinued and goodwill is assessed at least annually by management for impairment on a reporting unit level by applying a fair-value-based test using discounted estimated future net cash flows. Because 100% of goodwill is treated as a nonallowable asset for regulatory purposes, the impact of any impairment on goodwill would not affect WFI's net capital. In management's opinion, no impairment exists as of December 31, 2008.

(j) ***Use of Estimates***

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from such estimates.

(3) Cash and Securities Required to be Segregated under Federal or Other Regulations

In accordance with the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, at December 31, 2008, cash and market value of securities required to be segregated under federal or other regulations reflects $313,000 that was segregated for the exclusive benefit of customers and $210 that was segregated for proprietary accounts of introducing brokers (PAIB). WFI withdrew $53,000 from a special reserve account for the exclusive benefit of customers on January 5, 2009 pursuant to the December 31, 2008 customer reserve calculation.

(4) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations consist of the following:

Receivables:		
Securities failed to deliver	$	1,552
Clearing organizations and other		35,464
	$	37,016
Payables:		
Securities failed to receive	$	13,300
Securities failed to receive with clearing organizations, net		4,231
Payable arising from unsettled securities transactions, net		1,149
Payable to an affiliate broker clearing through WFI as a correspondent		929
Clearing organizations and other		1,221
	$	20,830

(Continued)

(In thousands)

(5) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased consist of trading securities, at fair value, as follows:

		Owned	Sold, not yet purchased
Corporate and preferred stocks	$	16,053	89
Certificates of deposit		31	—
U.S. government and agency obligations		25	—
	$	16,109	89

Securities sold, not yet purchased represent obligations of WFI to deliver the specified security at the contracted price, and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as WFI's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

(6) Liabilities Subordinated to Claims of General Creditors

In December 2002, WFI entered into a $120,000 subordinated loan agreement with WFC. The loan matures on January 31, 2009 with no scheduled principal payments until maturity. Each year the loan maturity date is automatically extended an additional year unless WFC provides notice at least seven months prior to the maturity date that the loan will not be extended. Interest is paid quarterly and is based on 90-day LIBOR rate plus 0.25%.

The liabilities subordinated to claims of general creditors are covered by agreements which have been approved by WFI's regulators and are available to WFI in computing net capital under the SEC's Uniform Net Capital Rule. To the extent such borrowings are required for WFI's continued compliance with minimum net capital requirements (note 9), they may not be repaid.

(7) Related Party Transactions

In the ordinary course of business, WFI enters into material transactions with other affiliates of WFC. These transactions could be charges or reimbursements to WFI and include certain securities transactions, costs incurred for employee benefit programs sponsored by WFC (note 10), costs incurred to reimburse affiliates for rent and other occupancy charges paid on its behalf (note 8), interest paid to affiliates under short-term and subordinated financing arrangements, and other operating expenses allocated by affiliates. Additionally, WFI provided correspondent brokerage clearing services to an affiliated broker/dealer for which it was paid correspondent clearing fees during the year ended December 31, 2008.

At December 31, 2008, WFI had available credit from WFC under an unsecured short-term promissory note that is authorized up to $500,000. Additionally, WFI periodically obtains short-term financing from Wells Fargo Bank, N.A. (the Bank) under repurchase agreements which are collateralized by trading

(In thousands)

securities and U.S. Treasury securities reported as cash equivalents. WFI pays interest on these financing arrangements at interest rates approximating commercial lending rates. At December 31, 2008, WFI had no outstanding borrowings under these arrangements.

(8) Leases, Commitments and Contingent Liabilities

WFI leases certain office space and data processing equipment under several noncancelable operating leases. Certain leases have renewal options and clauses for escalation and operating cost adjustments based upon increased costs incurred by the lessor. Future minimum rental commitments under the terms of the lease agreements as of December 31, 2008 are as follows:

2009	$	8,541
2010		8,455
2011		8,400
2012		8,400
2013		7,699
Thereafter		—
	$	41,495

Minimum rental commitments exclude noncancelable operating leases which are administered by an affiliate for the benefit of WFI when WFI does not have the contractual obligation.

In the normal course of business, there are various lawsuits, claims, and contingencies pending against WFI. WFI is also involved in governmental and self-regulatory agency inquiries, investigations and proceedings. In accordance with SFAS No. 5, *Accounting for Contingencies*, WFI has established reserves for estimated losses from pending lawsuits, claims, investigations and proceedings.

WFI is currently engaged in discussions with regulators concerning the sale of auction-rate securities (ARS). On November 20, 2008, the State of Washington Department of Financial Institutions filed a proceeding entitled *In the Matter of determining whether there has been a violation of the Securities Act of Washington by Wells Fargo Investments, LLC*. The action seeks a cease and desist order against violations of the anti-fraud and suitability provisions of the Washington Securities Act. In addition, several purported civil class actions relating to the sale of ARS are currently pending against WFI.

After reviewing pending and threatened actions with counsel, and any specific reserves established for such matters, management believes that the outcome of such actions will not have a material adverse effect on WFI's financial condition.

(9) Net Capital Requirements

WFI is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) under the Securities Exchange Act of 1934. WFI has elected to compute net capital under the alternative provisions of the Rule, which require WFI to maintain net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2008, WFI's net capital was $286,814,

(Continued)

(In thousands)

which was 91% of aggregate debit items and which exceeded the minimum net capital requirement of $6,321 by $280,493.

(10) Employee Benefits

WFI participates in certain employee benefit plans sponsored by WFC. The costs associated with WFI employees are allocated to WFI.

WFI's employees are eligible for benefits under WFC's defined contribution 401(k) Plan. Under the 401(k) Plan, each eligible employee may contribute up to 25% of their pretax certified compensation, although there may be a lower limit for certain highly compensated employees in order to maintain the qualified status of the 401(k) Plan. Eligible employees who complete one year of service are eligible for matching company contributions, which are generally a dollar for dollar match up to 6% of an employee's certified compensation. The matching contributions generally vest over four years.

WFI also participates in WFC's noncontributory qualified defined benefit retirement plans that cover substantially all employees. The projected benefit obligations and fair value of plan assets relating to only WFI's employees are not available.

Certain WFI employees participate in various WFC stock-based employee compensation plans, which provide for awards of incentive and nonqualified stock options, stock appreciation rights, restricted shares, restricted share rights, performance awards and stock awards without restrictions. Options must have an exercise price at or above fair market value (as defined in the plan) of the stock at the date of grant and a term of no more than 10 years. In accordance with SFAS No. 123 (revised 2004) *Share-Based Payment* (SFAS 123R) the cost of employee services received in exchange for awards of equity instruments, such as stock options or restricted stock, is measured based on the fair value of the award on the grant date and recognized over the vesting period of the award.

(11) Fair Value of Assets and Liabilities

Statement of Financial Accounting Standards No. 157 *Fair Value Measurements* (SFAS 157) defines fair value, establishes a framework for measuring fair value in U.S. generally accepted accounting principles, and expands disclosures about fair value measurements.

Securities owned and securities sold, not yet purchased, as well as money market fund investments and U.S. Treasury bills, are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, such as listed market prices or dealer price quotations.

In accordance with SFAS 157, WFI groups its financial assets and financial liabilities measured at fair value in three levels, based on markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques which all significant assumptions are observable in the market.

- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market.

Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, as well as U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets. Level 2 securities include municipal bonds and corporate debt securities.

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2008, are as follows (in thousands):

Description		Total		Level 1	Level 2	Level 3
Securities owned	$	16,109		—	16,109	—
Cash and cash equivalents		149,234	(1)	149,234	—	—
Securities received as collateral		28,483		28,483	—	—
Total assets	$	193,826		177,717	16,109	—
Securities sold, not yet purchased	$	89		—	89	—
Obligation to return securities received as collateral		28,483		28,483	—	—
Total liabilities	$	28,572		28,483	89	—

(1) The difference between the balance presented in the table above and the related balance in the statement of financial condition relates to cash positions held.

(12) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, WFI engages in activities involving the execution, settlement and financing of various securities transactions. These activities may expose WFI to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

Customer securities transactions are recorded on a settlement date basis, which is generally three business days after the trade date. WFI is, therefore, exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case WFI may have to purchase or sell financial instruments at prevailing market prices. WFI has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

As customers write option contracts or sell securities short, WFI may incur losses in the event customers do not fulfill their obligations and the collateral in the customer's account is not sufficient to fully cover losses which customers may incur from these strategies. WFI seeks to control the risks associated with its customers' activities, including the customer accounts of its correspondents for which it provides clearing

(Continued)

services, by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The required margin levels are monitored daily and, pursuant to such guidelines, customers are required to deposit additional collateral when necessary or to reduce positions when acceptable.

At times, WFI arranges secured financing by pledging securities owned for short-term borrowing and to satisfy margin deposits of clearing organizations. WFI also actively participates in borrowing and lending of securities other than those of its customers. In the event the counterparty in these and other securities loaned transactions is unable to return such securities pledged or repay the deposit placed with them, WFI may be exposed to the risks of acquiring the securities at prevailing market prices or holding collateral possessing a market value less than that of the related pledged securities. WFI seeks to control the risks by monitoring the market value of securities pledged and requiring adjustments of collateral levels where necessary.

KPMG

WELLS FARGO INVESTMENTS, LLC

Statement of Financial Condition

December 31, 2008

(With Independent Auditors' Report Thereon)